Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

Direct: +1 212.351.4034
Fax: +1 212.351.5237

June 26, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Lauren P. Nguyen, Special Counsel
Tonya K. Aldave
Heather Clark
Linda Cvrkel

Re:                             Noodles & Company
Amendment No. 5 to Registration Statement on Form S-1
Filed June 26, 2013
Registration No. 333-188783

Ladies and Gentlemen:

On behalf of Noodles & Company (the “Company”), we are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-188783), which was submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2013 (the “Registration Statement”) and was amended on May 30, 2013, June 17, 2013, June 20, 2013 and June 25, 2013. The Company submitted draft Registration Statements confidentially to the Commission on March 22, 2013 and May 10, 2013.  In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 25, 2013 (the “Letter”).  Each of your comments in the Letter is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes against Amendment No. 4 to the Registration Statement on Form S-1 filed on June 25, 2013.

Capitalization, page 34

1.                                      Since cash and cash equivalents are not part of your capitalization, please revise your total capitalization on an actual, pro forma and as adjusted basis to exclude your cash and cash equivalents.

Response:             The Company notes the Staff’s comment and, in response thereto, has revised its total capitalization on an actual, pro forma and as adjusted basis to exclude its cash and cash equivalents.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2.                                      Please remove the restrictive legend that follows the report and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please indicate the date for the disclosures included in Note 17 to the audited financial statements. The consent of the independent registered accountant should also be revised to indicate the effective date of the stock split.

Response:             The Company notes the Staff’s comment and, in response thereto, advises the Staff that in the Registration Statement filed herewith, (i) the restrictive legend that follows the report and the consent of the Company’s independent registered public accounting firm has been removed, (ii) the date for the disclosures in Note 17 to the Company’s audited financial statements has been added and (iii) the consent of the Company’s independent registered public accountant has been revised to reflect the Company’s reverse stock split that occurred on June 25, 2013.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034 or Sean Sullivan at (212) 351-2453.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:                                Kevin Reddy, Noodles & Company

Paul Strasen, Noodles & Company

Joshua Korff, Kirkland & Ellis LLP

Michael Kim, Kirkland & Ellis LLP